CONSULTING AGREEMENT


This Agreement, dated as of April 14, 1994, is by and between Healthtrust, Inc. - The Hospital Company, a Delaware corporation ("HTI") and Donald S. MacNaughton, ("Consultant").

1. Engagement. HTI hereby engages the Consultant, as an independent contractor, for services to be rendered to HTI from time to time as reasonably and specifically requested by HTI (the "Services"), and the Consultant hereby accepts the engagement upon the terms and conditions of this Agreement.

2. Term. The term of this Agreement shall begin on January 1, 1994 and shall terminate on December 31, 1994.

3. Compensation. The Consultant shall be paid by HTI for the Services at a rate of $135,000 per year (less Board of Director fees, if any) payable in monthly installments during the term hereof beginning February 1, 1994 and ending on January 1, 1995. For any monthly period in which this Agreement is terminated, Consultant shall be paid on a prorata basis for Services rendered up to the date of termination. In addition, HTI shall provide bookkeeping services to Consultant up to an aggregate amount not to be reimbursed by Consultant.

	4. Expenses. HTI will reimburse Consultant for reasonable travel expenses in connection with any meetings attended by Consultant at the request of HTI upon the Consultant presenting an itemized statement of such expenses. Other expenses shall not be reimbursed by HTI without HTI's prior authorization.

	5. Business Practices. Consultant will comply with all applicable laws in acting on HTI's behalf.

	6. Confidentiality. (a) Consultant agrees that documents, data and other information furnished Consultant by HTI shall be held in strict confidence and Consultant shall not use such data or information or disclose the same to others or use such data or information for the Consultant's own benefits except such data or information as is published, is a matter of public record or is required to be disclosed to governmental or health care agencies.

		(b)  The parties to this Agreement agree that the Controller General of the United States, Secretary of the HHS and their duly authorized representatives, may, upon written request, have access to those books, documents and records relating to the services provided  under this
Agreement, for a period of four (4) years after the furnishing of such services in accordance with the applicable regulations issued pursuant to
42 CFR, Part 420, Regulation 420.300.  Any subcontractor or related party to the contracts privileged under the applicable attorney-client, accountant-client, or other legal privilege shall not be deemed waived by virtue of this contract.

	(c) In the event of a breach or threatened breach by the Consultant of the provisions of this paragraph, HTI shall be entitled to an injunction restraining the Consultant from disclosing, in whole or in part, documents, dates or other information. Nothing herein shall be construed as prohibiting HTI from pursuing any other remedies available to HTI for breach or threatened breach, including the recovery of damages from the Consultant.

	7. Termination Without Cause. Without cause, either Consultant or HTI may terminate this Agreement at any time upon 10 days' prior written notice to the other party. In such event, Consultant, if requested by HTI, shall continue to render services, and shall be paid up to the date of termination.

	8. Notices. Any notice required or desired to be given under this Agreement shall be deemed given if in writing sent by certified mail as follows:

If to HTI:	Healthtrust, Inc. - The Hospital Company
          					4525 Harding Road
					          Nashville, Tennessee  37205

					Attention:  Chairman and Chief Executive		Officer

		If to Consultant:  	Donald S. MacNaughton
                   					7017 S. E. Harbor Circle
                   					Stuart, FL  34996

	9. Waiver of Breach. The waiver by HTI of a breach of any provision of this Agreement by the Consultant shall not operate or be construed as a waiver of any subsequent breach by the Consultant. No waiver shall be valid unless in writing and signed by an authorized officer of HTI.

	10. Assignment. The Consultant acknowledges that the services to be rendered by it are unique and personal. Accordingly, the Consultant may not assign any of its rights or delegate any of its duties or obligations under this Agreement. The rights and obligations of HTI under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of HTI.

	11.	Relationship of Parties.  Consultant is an independent contractor, and neither Healthtrust nor any of its affiliates shall have any actual, potential, or other control or authority over Consultant. Consultant shall not have the right or authority to assume or create any obligation or responsibility whatsoever, express or implied, on behalf of or in the name of Healthtrust or its affiliates or to bind any of them in any respect whatsoever. The parties do not intend to create a partnership, joint venture or similar relationship.

	12.  Entire Agreement.  This Agreement contains the entire understanding of the parties.  It may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

	IN WITNESS WHEREOF the parties have executed this Agreement on the date first above written.

						HEALTHTRUST, INC. - THE HOSPITAL
						COMPANY


						By: s/R. Clayton McWhorter
						Title:  Chairman of the Board,
      								Chief Executive Officer
	  				    			and President


      s/Donald S. MacNaughton
						  Donald S. MacNaughton